TROIKA MEDIA GROUP, INC.

101 S. La Brea Avenue

Los Angeles, CA 90036

September 13, 2019

Via EDGAR Correspondence

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Paul Fischer, Esq.

Re:	Troika Media Group, Inc.
Draft Registration Statement on Form S-1
Filed on August 1, 2019
CIK No. 0001021096

Ladies and Gentlemen:

We hereby submit the responses of Troika Media Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated September 9, 2019, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form S-1 filed on September 4, 2019

Financial Statements

Note 2 - Acquisitions, page F-13

1.       We note in your response to comment 7, it is your intention to not file the financial statements of Mission in the public filing of your Form S-1. We also note the closing date of the Mission Group purchase was June 29, 2018, the most recently completed fiscal year at the date of acquisition was June 30, 2017, and the total estimated fair value of the consideration approximately $31 million. Please advise us and provide us your tests of significance, calculated in accordance with the guidance in Rule 8-04 of Regulation S-X, or confirm to use that you will in fact include the audited financial statements within the public filing of your Form S-1 in accordance with Item 11 of Form S-1. In this regard, we note an audited balance sheet of Mission would not be required since the audited balance sheet of the registrant is as of a date after the consummation of the acquisition. Similarly, upon filing an audited income statement for the fiscal year ended June 30, 2019, it would only be necessary to file an audited income statement of Mission for its most recent pre-acquisition year end and the subsequent interim period. Also, please note that significance should be determined using amounts for both acquired business and the registrant determined in accordance with U.S. GAAP.

Division of Corporation Finance

September 13, 2019

Response No. 1

We have reviewed the guidance in Rule 8-04 of Regulation S-X, and we confirm we will include the audited financial statements of Mission Group for the period ended December 31, 2018 within the public filing of our Form S-1 in accordance with Item 11 of Form S-1, along with the required auditor’s consent.

We shall also include Mission Group’s unaudited interim financial statements for the three months ended March 31, 2018 and 2017 in accordance with Articles 3-01 and 3-02 of Regulation S-X.

2.     Please clarify in the disclosure accompanying the unaudited pro forma operating results if the information for Mission Media Holdings Ltd is reported under U.S. GAAP and advise us.

Response No. 2

This comment has been complied with. The financial statements of the Mission Media Holdings Ltd are reported under U.K. GAAP and disclosure will be made accordingly.  There are no material differences between U.K. GAAP and U.S. GAAP.

Please do not hesitate to contact our securities counsel, Elliot H. Lutzker, at (646) 428-3210 with regard to any questions you may have concerning the foregoing.

Very truly yours,

TROIKA MEDIA GROUP, INC.

By: /s/ Michael Tenore

           Michael Tenore, General Counsel